United States Securities and Exchange Commission
Washington, D.C.

Attention:	Ethan Horowitz, Branch Chief
Shannon Buskirk

May 23, 2011

Re:	Grandview Gold Inc.
Form 20-F Fiscal Year Ended May 31, 2010
File No. 000-51303

Dear Mr. Horowitz,

With reference to your letter dated April 15, 2011, Grandview Gold Inc. (“Grandview” or “the Company”) respectively submits the following responses to your queries. In addition, Grandview Gold Inc.’s 20-F for the fiscal year ended May 31, 2010 has been amended as appropriate, as referenced below. The revised 20-F document has been resubmitted on EDGAR.

Form 20-F Fiscal Year Ended May 31, 2010

Selected Financial Data

1.         Please refer revised 20-F.

Operating and Financial Review and Prospects

2.         Please refer revised 20-F..

Financial Statements

3.         Please refer revised 20-F.

Certifications

4.         Please refer revised 20-F.

Signatures

5.         Please refer revised 20-F.

Sincerely,

Yours truly,

/s/ Paul Sarjeant
Paul Sarjeant, P.Geo.
President and CEO

330 BAY STREET, SUITE 820, TORONTO, ON, CANADA M5H 2S8
P: 416-486-3444  F: 416-486-9577 WWW.GRANDVIEWGOLD.COM